DENVER	November 21, 2006

Via EDGAR and Overnight Courier

BOULDER	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
COLORADO SPRINGS	100 F Street, N.E.
Washington, DC 20549-3720

Re: National CineMedia, Inc.
LONDON	Registration Statement on Form S-1
Filed October 13, 2006
File No. 333-137976

LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO

Dear Mr. Spirgel:

On behalf of National CineMedia, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Ralph E. Hardy dated November 9, 2006 (the “Comment Letter”). The Registration Statement also includes updated business and audited financial information of the Company as of the nine months ended September 28, 2006. To facilitate your review, we are sending to the attention of William Bennett six copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement filed on October 13, 2006. All references to page numbers in the responses below refer to page numbers in the prospectus as revised in Amendment No. 1.

The responses and supplemental information provided herein in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as beneficial ownership amounts and various payments. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

The Company has included certain of the omitted disclosures in Amendment No. 1. Certain information remains omitted from Amendment No. 1 because the relevant information and documents have not yet been finalized. All information not permitted to be omitted by Rule 430A will be included in a subsequent amendment to the Registration Statement.

2.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company has filed several of the exhibits with Amendment No. 1. All remaining exhibits will be included in a subsequent amendment to the Registration Statement.

3.	Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

The underwriters have advised the Company that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with the NASD. Prior to the effectiveness of the Registration Statement, a representative of the NASD will orally advise the Staff that the NASD has no objections.

4.	Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

The Company respectfully advises the Staff that it will provide to the Staff on a supplemental basis copies of the artwork or other graphics that it intends to use in its prospectus as soon as such materials become available.

5.	We note the industry and market data listed on page ii. Please provide us with marked copies of any materials that support the statements made in connection with these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter which documents are publicly available. For all reports that have been prepared specifically for you, file consents from the third parties.

The Company is providing supplementally to the Staff marked copies of all materials supporting the third party statements made in the prospectus. The Company is also providing supplementally to the Staff a table including the cross-references requested by the Staff and identifying the documents that are publicly available. The Company has consent to reference all of the reports prepared for the Company in the Registration Statement and will provide written evidence of such consent to the Staff supplementally at a later date.

6.	Also, note that your prospectus summary should immediately follow your cover page and table of contents. Please move the industry and market data section on page ii and any necessary explanation of terms to the summary or later part of the prospectus.

The Company has moved the explanation of terms to the beginning of the Summary section on page 1, and the industry and market data section to the end of the Industry section on page 78.

7.	Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, revise to delete unnecessary definitions, such as “Regal,” “Cinemark” and “AMC” when the meanings of the terms are clear from context after you have used the companies’ full names once. Also minimize your use of acronyms. As three examples, instead of defining exhibitor services agreements as “ESAs,” lobby entertainment network as “LEN,” and digital content network as “DCN,” consider including the entire names. This will make the disclosure easier to understand.

The Company has revised the disclosure throughout the prospectus to delete unnecessary defined terms and acronyms.

Prospectus Summary, page 1

8.	As currently drafted at eighteen pages, the summary section is far too long. Also, much of the summary simply repeats disclosure in your Business discussion and elsewhere. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the company and the offering that are the most significant and determine how best to highlight those points in clear, plain language. We may have further comments once you have revised your summary disclosure.

The Company has revised the summary section to shorten it and delete duplicative disclosure.

9.	We remind you that your summary should present a balanced picture of your operations. For example, please disclose in the forefront of your summary that

•	you are a holding company with only a minority interest in your operating subsidiary;

•	your business model is almost entirely dependent upon contractual arrangements with affiliates that, if terminated, would significantly limit or reduce your ability to generate revenue;

•	your business success is directly related to the success of your founding members;

•	the contractual arrangements with the founding members are non-arms’ length and may not be as favorable to you as if entered into with unaffiliated third parties; and

•	box office attendance is down in each of 2003, 2004 and 2005.

These are meant as examples only and should not be considered exhaustive. Also include a brief summary in one place of the ways in which the founding members benefit by the transactions related to the reorganization, ranging from the aggregate compensation for the exhibitor services agreements modifications and redemption of their NCM LLC preferred membership units to the various business agreements you will have with them or their affiliates.

The Company has revised the “Company Overview” section of the summary on page 3 to include additional factors that may be important to understanding the Company’s operations. The Company also has revised the “Corporate Structure and Reorganization” section of the summary on pages 6-7 to describe certain benefits of the reorganization to the founding members.

10.	You state on page one, and throughout, that you “operate the largest digital in-theatre network in North America.” In light of the fact that you provide advertising, business meetings and event services to your founding members and to network affiliates, please provide us with the basis for such a description.

As noted on page 1 and elsewhere in the prospectus, the Company uses its digital in-theatre network to distribute content for its advertising, meetings and events businesses. The founding members are required to have the necessary equipment in their digital theatres, including the Company’s software, so that the Company’s network operations center can distribute content utilizing its wide area network software to those digital theatres. Through its centralized network operations center, the Company can not only distribute live and pre-recorded advertising, meeting and entertainment content to the founding member theatres, it can also monitor the in-theatre equipment and software to ensure they are operating properly.

The Company has revised the disclosure throughout the prospectus to clarify that it provides advertising, business meetings and event services to its clients, not the founding members and network affiliates, using its digital in-theatre network throughout the founding members’ and network affiliates’ theatres.

11.	We note your statement under “Attractive Financial Characteristics” on page four that you do not expect to make any major capital investments to maintain and grow your operations as your network of theatres expands. In your business section or other appropriate location, please elaborate on the reasons for this, including an expanded analysis of to the exhibitor services agreements and the “scalable nature” of your business model, a statement which we believe needs clarification. Moreover, reconcile your belief that no capital investments are needed with the risk factor on page 22 (“If we do not make investments in maintaining and improving our technology...”).

The Company has added language to the Business section on page 86 that clarifies what is meant by “scalable.” The Company also has revised the specified risk factor on page 17-18 to state the risk more clearly, so that the disclosure in the risk factor is consistent with the “Attractive Financial Characteristics” paragraph.

12.	Under Reorganization on page six, we note that the recapitalization of NCM LLC will result in a distribution to the founding members of common membership units and preferred membership units in exchange for each outstanding common membership unit. In an appropriate location, please clarify, if true, that all of the preferred membership units will be redeemed with the proceeds of the $725 million term loan. Please also clarify the purpose for issuing the preferred membership units as it appears they will be redeemed in connection with this offering.

The Company has revised the disclosure throughout the prospectus to clarify that all of the preferred membership units will be redeemed. The Company has revised the disclosure on page 66 to clarify the purpose for issuing the preferred membership units.

13.	Please refer to the heading “Our Relationship with Our Founding Members” on page nine. In an appropriate location, please disclose how you intend to ensure that all current, proposed and future arrangements with your founding members will be on terms that are as favorable as those that could be arrived at on an arms’ length basis.

The Company has added language in “Corporate History and Reorganization” on page 69 disclosing that transactions between the Company and its founding members entered into after the completion of the offering will be subject to advance approval by the Company’s audit committee or other committee comprised solely of independent directors. The Company also has revised the risk factor referenced in Comment 27 to elaborate on the nature and implications of historical transactions between the Company and its founding members.

14.	You disclose under “Financing Transaction” on page 10 that the term loan will be used to repay NCM LLC’s existing credit facility and the expenses related to this offering. In an appropriate location, please disclose the amounts that will be allocated to each.

The Company has revised the disclosure in the “Financing Transaction” section on page 7 and elsewhere in the prospectus to insert placeholders for the following amounts: the term loan that will be used to repay NCM LLC’s existing credit facility and the offering expenses. The Company will revise the prospectus to disclose these amounts as soon as such information becomes available.

Summary Historical and Pro Forma Financial And Operating Data, pages 15-18 and Unaudited Pro Forma Financial Information, pages 39-40

15.	Please revise the pro forma financial information to begin with the registrant, NCM, Inc., and include separate columns for each of the transactions, such as the issuance of shares to NCM LLC, etc.

NCM Inc. has been incorporated but has not yet been capitalized. In lieu of adding a column to the pro forma statements of operations for NCM Inc.’s historical information, which column would contain no amounts, the Company has added a footnote to each pro forma statement of operations, explaining that NCM Inc. will have no results of operations until the transactions contemplated by the IPO are completed. A “placeholder” column has been added to the pro forma balance sheet for NCM Inc., which will be completed by amendment, after the initial capitalization of NCM Inc. Please refer to the response to comment 34.

The Company has considered the Staff’s comment suggesting adding additional columns. As to the pro forma statements of operations, the Company believes that the additional disclosures added in response to comment 18 provides additional clarity about the contractual adjustments (previously referred to as historical adjustments), and the Company believes that additional columns are not required. However, the Company has revised the pro forma balance sheet to include three separate columns for the transaction adjustments: one for the debt and equity transactions, one for the use of proceeds, and a third for the consolidating entries.

16.	Refer to the discussion on page 17 of the payments from AMC and the issuance of common membership units in NCM LLC to AMC prior to the offering. Please expand the discussion to explain how the number of common units to be issued was computed and explain the accounting for the issuance and future payments.

The Company has revised the discussion on page 12 and elsewhere in the prospectus to explain how the number of common membership units to be allocated to AMC was calculated and to explain the accounting for the issuance and future payments.

17.	Revise the introduction to each section to state the specified time period for the Loews payments or what facts and circumstances will determine the time period. Please revise page 66 and throughout the prospectus accordingly.

The Company has revised the discussion on page 12 and elsewhere in the prospectus to state the specified time period during which the Loews payments will be made.

18.	Please expand the disclosure on page 39 to explain how the exhibitor services agreements relate to the transactions underlying the joint venture and the reason for reflecting the exhibitor services agreements in the pro forma financial information. Please expand Notes 2, 3 and 4 on pages 43 and 44 to explain, step by step, each agreement in place during the period and any change, quantifying the effects of each change.

The Company has expanded the discussion on pages 34 and 35 of why the changes in the exhibitor services agreements are included in the pro forma financial information, which clarifies that the adjustments are necessary to show the continuing impact of transactions to be entered into as a result of the initial public offering. The Company has added disclosure to Notes 2, 3 and 4 to the pro forma statements of operations on page 39 to provide additional information on the steps used to compute the pro forma adjustments related to the contemplated changes to the exhibitor services agreements.

19.	Please tell us the basis for your belief that the restructuring charges are nonrecurring and therefore should be eliminated from the pro forma financial information. Please use the guidance in Article 11 of Regulation S-X in your response.

The NCN restructuring charges that are adjusted out of the pro forma financial statements are charges that were recorded in contemplation of the formation of NCM LLC, not in connection with the operations of NCN. Since those charges did not arise in connection with the operations of NCN, the Company believes that such restructuring charges are nonrecurring.

20.	Addressing the relevant accounting literature, tell us in more detail the basis for your accounting related to the payment of the net proceeds from the sale of membership units by NCM LLC to the founding members described in adjustments 4 and 5 on page 46.

The basis for the Company’s conclusion that NCM LLCs transfer of the IPO proceeds to the founding members for the modified exhibitor services agreements is based on the accounting practices described in the SEC Staff Training Manual, Topic 7, Section IA..., which states in relevant part: “Where the registrant gives monetary consideration for property conveyed by promoters, the excess over predecessor costs is treated as a reduction of equity (i.e., a special distribution).” In the Company’s case, the property being conveyed is a contractual right to exhibit advertising, and the founding members (promoters) do not have any basis in those contracts.

Risk Factors, page 19

21.	You conclude in a substantial number of your risk factors that the risk described would have a “material adverse effect” or “adverse effect,” or would “negatively affect” or “adversely affect” your business, operating results and financial condition. We also note numerous instances where you state that your business, operating results and financial condition would be “adversely affected.” Please avoid reaching such broad conclusions by eliminating reliance on such generic language and replacing these and other examples with specific disclosure of how your business, operating results and financial condition would be affected.

The Company has revised the disclosure throughout the “Risk Factors” section to more specifically identify the effects of the risks on the Company’s business, operating results and financial condition.

Changes in the Exhibitor Services Agreements..., page 19

22.	The third paragraph of this risk factor pertaining to cross-marketing or other strategic relationships entered into by your Founding Members appears to represent a risk that is distinct from the heading. Please revise to discuss this risk under a separate heading.

The Company has revised this risk factor by moving the third and fourth paragraphs of this risk factor into a separate risk factor.

If one of our Founding Members declares bankruptcy..., page 20

23.	Disclose the dates that each of the major motion pictures companies you list declared bankruptcy. Also, so that investors may realize the extent of the risk, note if there was a general industry reason for the bankruptcies since 1999.

The Company has revised this risk factor to disclose that all of the listed companies declared bankruptcy during 2000, and to describe general industry reasons for the bankruptcies.

The loss of any major content partner or advertising customer..., page 22

24.	Tell us why you have chosen 12% or greater of your pro forma revenue as a threshold. Item 101(c)(vii) of Regulation S-K refers to 10%. Also tell us why you state “individually accounted for over 12%...in the aggregate...” Finally, identify the 10% or greater customers and allocate the percentage of revenue attributable to each for all periods presented, including the 9 months ended December 29, 2005 and the six months ended June 29, 2006. Provide similar disclosure in the business section.

The Company has revised this risk factor to use the 10% disclosure threshold specified in Item 101(c)(vii) of Regulation S-K. The Company has not identified any customers for the nine months ended December 29, 2005 or the nine months ended September 28, 2006 because there were no 10% or greater customers for either of those periods.

Different interests among our Founding Members..., page 27

25.	Disclose what, if any, mechanisms are in place to resolve potential conflicts between you and your founding members or between your founding members.

The Company has revised this risk factor to disclose that there are no formal dispute resolution procedures in place for resolving conflicts between the Company and the founding members or between the founding members.

The corporate opportunity provision in our certificate of incorporation..., page 27

26.	The second sentence of this risk factor describing the corporate opportunity provision of your certificate of incorporation is difficult to follow. Please revise it.

The Company has revised this sentence to make it easier to follow.

The agreements between us and our Founding Members..., page 28

27.	This risk factor is vague and does not adequately describe the risks posed to investors in this offering. Revise to clearly address the nature and implications of these non-arms’ length transactions and agreements.

The Company has revised this risk factor on page 23 to elaborate on the nature and implications of historical transactions between the Company and its founding members. As noted in the response to Comment 13, the Company also has added language in “Corporate History and Reorganization” on page 69 disclosing that transactions between the Company and its founding members entered into after the completion of the offering will be subject to advance approval by the Company’s audit committee or other committee comprised solely of independent directors.

Any future issuance of membership units by NCM LLC..., page 29

28.	To assist investors in realizing the extent of the risk, state whether there is a limit on the number of shares of common stock you may issue upon redemption of a founding member’s NCM LLC membership unit.

The Company has revised this risk factor to disclose that there is no limit on the number of shares of common stock that may be issued upon redemption of the founding members’ common membership units, other than the maximum number of authorized shares under the Company’s certificate of incorporation.

If we or our founding members are determined to be an investment company..., page 29

29.	Provide us in your response letter with your analysis as to why you are not an investment company under the Investment Company Act, including discussion as to how your role as sole manager of NCM LLC is significant in determining whether your interest in NCM LLC could be deemed an investment security, as you suggest in this risk factor. Also, tell us how you considered, in your investment company analysis, the degree of founding members’ influence on your business and in various decision-making processes of NCM LLC, which you describe on pages 115, 127 and 128 and elsewhere in the prospectus.

Upon the completion of the initial public offering of its common stock, NCM Inc. will not be an “investment company,” as that term is defined in the Investment Company Act of 1940. Under the 1940 Act, an “investment company” is defined as an issuer that meets one of three tests. The only test relevant to NCM Inc.’s status under the 1940 Act is set out in Section 3(a)(1)(C), which defines such an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.1 The Section provides that an issuer more than 40% of whose assets is composed of “investment securities” (as defined in the 1940 Act) is presumptively an investment company. For the reasons noted below, NCM Inc. owns or holds no investment securities, and, therefore, is not an investment company within the meaning of Section 3(a)(1)(C).

Whether NCM Inc. is an investment company under Section 3(a)(1)(C) turns on whether NCM Inc. owns or holds “investment securities.” Upon completion of the offering, NCM Inc.’s sole asset will be its limited liability company interest in NCM LLC as NCM LLC’s managing member. Courts consistently have concluded that such an interest is not a “security” for

[1]	The other two tests are found in Sections 3(a)(1)(A) and 3(a)(1)(B) of the 1940 Act. NCM Inc. is not an investment company within the meaning of Section 3(a)(1)(A) because it is not an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. NCM Inc. is not an investment company within the meaning of Section 3(a)(1)(B) because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or that has been engaged in such business and has any such certificates outstanding.

purposes of the federal securities laws,2 and the SEC and its staff have applied the same analysis in other contexts.3 The definition of “investment securities” includes all securities except Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner.4 An interest that is not a security under the 1940 Act thus is not an investment security.5

NCM Inc.’s role as the sole manager of NCM LLC is significant in determining whether its interest in NCM LLC is an investment security. NCM Inc.’s managerial responsibilities and activities with respect to the operations of NCM LLC are similarly important to that determination. As noted above, courts have found the interests of a limited liability company’s members not to be securities when those members have management rights in the limited liability company and exercise those rights, and the SEC and its staff have applied the tests applied by these courts.

[2]	See Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999) (“Black Diamond Advisors”); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3d 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001) (“Nelson”). The courts reached their conclusions by applying analysis developed by the U.S. Supreme Court in SEC v. Howey, 328 U.S. 293 (1946) (“Howey”) and the U.S. Court of Appeals for the Fifth Circuit in Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981) (“Williamson”).
[3]	See, e.g., Status of Investment Advisory Programs under the Investment Company Act, Investment Company Act Release No. 21260 (July 27, 1995); Dalnoir Syndicate Agreement, SEC No-Action Letter (May 27, 1986); ServiceMaster Industries Incorporated, SEC No-Action Letter (Feb. 12, 1979); John R. Gaines & Gainesway Farm, Incorporated, SEC No-Action Letter (Aug. 18, 1977); The National Bank of Georgia, SEC No-Action Letter (July 29, 1976) (each applying the analysis set out in Howey). See also In the Matter of the Application of Maximo Justo Guevara, Securities Exchange Act Release No. 42793 (May 18, 2000) (“Guevara”) (finding interests of 900 investors nationwide who were called “general partners” but who possessed little managerial power to be securities); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens & Clarke, SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987) and Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986) (each applying the analysis set out in Williamson).
[4]	See Section 3(a)(2) of the 1940 Act.
[5]	The definition of “security” in Section 3(a)(2) of the 1940 Act is substantially the same as the definitions of “security” in the Securities Act of 1933 and the Securities Exchange Act of 1934. Much of the case law cited herein concerning the definition of security relates to the definitions of security under the 1933 and 1934 Acts. The SEC and its staff have applied the definition of security more broadly under the 1940 Act than under the 1933 and 1934 Acts, such that an instrument that is held for investment purposes, rather than for commercial purposes, or that requires a holder to bear a meaningful investment risk, may be considered a security under the 1940 Act even if it is not a security under the 1933 and 1934 Acts. See, e.g., Tuition Plan Consortium, LLC, SEC No-Action Letter (Feb. 4, 2003); American Bankers Club, Inc., SEC No-Action Letter (June 9, 1980); Bank of Oregon, SEC No-Action Letter (Dec. 20, 1979). Based, however, on the absence of any investment risk for NCM Inc. and the commercial character of NCM Inc.’s interest in NCM LLC, which is an interest that is integral to NCM Inc.’s business as manager and offers no expectation of being sold or transferred by NCM Inc. for investment profit, the broader elements of the definition of security under the 1940 Act are not applicable to NCM Inc.’s interest in NCM LLC.

NCM Inc.’s sole business after completion of its initial public offering of common stock will be acting as the sole manager of NCM LLC, through which NCM Inc. will engage, and hold itself out to the public as engaging, primarily in the business of operating the largest digital in-theatre network in North America. In this context, NCM Inc. will control all of the day-to-day business affairs and decision-making of NCM LLC. By virtue of being the sole manager of NCM LLC, as set out in the operating agreement and described in NCM Inc.’s registration statement on Form S-1, NCM Inc. itself will be solely responsible for generating all of the returns derived from its interest in NCM LLC; no other party will be responsible for those returns. Courts consistently have held that such an interest is not a security,6 and the SEC and its staff have accepted the test on which those holdings relied.7 As a result of its managing role, NCM Inc.’s interest in NCM LLC will not be a security and, as such, will not be an investment security for purposes of Section 3(a)(1)(C) of the 1940 Act.

Further support for the conclusion that NCM Inc.’s interest in NCM LLC is not a security and, thus, not an investment security within the meaning of the 1940 Act, is provided in numerous court cases concluding that a general partnership interest, in the absence of special circumstances, is not a security.8 NCM Inc.’s interest in NCM LLC as sole manager, in essence, is equivalent to a general partnership interest, which courts have held not to be a security unless a showing has been made that the general partner was so dependent on the promoter of the partnership or a third party that the general partner was, in fact, unable to exercise meaningful partnership powers.9 As noted above, NCM Inc., through its officers and directors, who have experience and knowledge in relevant business matters, will initiate the entrepreneurial efforts of NCM Inc. and will be responsible for all operational and administrative decisions of NCM LLC and have sole control over the day-to-day management of NCM LLC’s business. NCM Inc. thus independently exercises its powers as sole manager of NCM LLC.

The degree of the Founding Members’ influence on NCM LLC’s decision-making processes has a bearing on, but is not determinative of, NCM Inc.’s status under the 1940 Act. In the event that the Founding Members participated regularly in the day-to-day operations of NCM LLC and NCM Inc. relied on the efforts of the Founding Members and not on its own efforts for a return on its interest in NCM LLC, NCM Inc.’s interest in NCM LLC could be characterized as a security. The Founding Members’ involvement in NCM LLC’s business will not, however, rise to the level as to cause such a result, as in no event will NCM Inc. expect profits from the

[6]	See, e.g., Howey, supra fn. 2.
[7]	For examples of the application of the Howey test by the SEC and its staff, see supra fn. 3.

[8]	See, e.g., Williamson, supra fn. 2; Banghart v. Hollywood Gen. P’ship, 902 F.2d 805 (10th Cir. 1990); Rivanna Trawlers Unltd. v. Thompson Trawlers, Inc., 840 F.2d 236 (4th Cir. 1988); Deutsch Energy Co. v. Mazur, 813 F.2d 1567 (9th Cir. 1987); Odom v. Slavik, 703 F.2d 212 (6th Cir. 1983).

[9]	See, e.g., Williamson, supra fn. 2. The SEC staff has applied the Williamson analysis on a number of occasions. See, e.g., Guevara, supra fn. 3; Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens & Clarke, SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986).

managerial or entrepreneurial efforts of others. The Founding Members’ involvement in NCM LLC’s decision-making processes is limited to certain approval rights that do not have the effect of providing the Founding Members with a day-to-day management role. NCM Inc., and not the Founding Members, will control all of the day-to-day business affairs and decision-making of NCM LLC. In serving as sole manager, NCM Inc. will be able to act without the approval of any other person, including any of the Founding Members. The Founding Members’ approval rights, when taken together, are not such that they give any Founding Member a controlling influence over the day-to-day management or policies of NCM LLC,10 or a greater degree of influence than NCM Inc. is granted under the operating agreement, such that NCM Inc. would not be principally responsible for the management of NCM LLC. That one or more Founding Members in fact exercised a controlling influence over NCM Inc.’s management or policies, which is not the case here, would not necessarily cause NCM Inc.’s interest in NCM LLC to be deemed a security. Even if the Founding Members exercised such influence, NCM Inc.’s managerial role would remain intact, and its interest would continue not to be a security.11 The Management Services Agreement that will be entered into by NCM Inc. and NCM LLC facilitates the management powers and capabilities of NCM Inc. with respect to NCM LLC. The operating agreement likewise facilitates NCM Inc.’s control of NCM LLC, by providing that NCM Inc. cannot be removed as manager of NCM LLC, except upon action by itself. As a result, NCM Inc. at all times will remain the manager of NCM LLC, and NCM Inc., rather than any Founding Member, will be responsible for the day-to-day business affairs and all operational and administrative decisions of NCM LLC without the approval of any of the Founding Members.

For all of the reasons noted above, upon the completion of the offering, NCM Inc. will not hold any investment security and will not be an investment company within the meaning of the 1940 Act.

Dividend Policy, page 35

30.	You state that you “intend to distribute as dividends to [y]our common stockholders a substantial portion of the distributions [you] receive from NCM LLC.” Significantly expand your discussion of the various factors in the first paragraph that would determine the decision to declare dividends. Among your revisions, discuss the extent to which debt agreements affect your ability to pay, and the amount of, the dividend. Describe the “legal requirements” that restrict your ability to pay dividends. Provide further details regarding NCM LLC’s ability to make the distributions to you that will enable your dividends, including the assumptions you have made regarding the distributions. Explain what you mean by “free cash flow” and why this non-GAAP item is an appropriate measure for your dividend policy. Mention here the “current and anticipated cash needs” that would affect your decision to pay dividends.

The Company has revised the disclosure on page 30 to address the Staff’s comments.

[10]	In American Century Companies, Inc./J.P. Morgan & Co. Incorporated, SEC No-Action Letter (Dec. 23, 1997), the SEC staff agreed that an issuer’s providing certain special rights to an interest holder, including the right to select two of the board’s ten members and certain special approval and management replacement rights, did not result in the holder having a controlling influence over the management or policies of the issuer. The special rights, in that case, generally related to transactions that could significantly alter the issuer’s structure or business as currently conducted, would merely provide the holder with limited consent rights, as opposed to the right to direct affirmatively the activities of the issuer, and were not intended to, and did not, give the holder the right to direct the day-to-day management of the issuer.

[11]	Courts have indicated that a limited liability company managing member’s interest does not become a security solely because other members have certain management and voting rights. See, e.g., Nelson and Black Diamond Advisors, supra fn. 2.

31.	In addition, indicate the other business purposes or operating needs for which you will not apply your available cash given your intention to use the cash to pay dividends.

The Company has revised the disclosure on page 30 to address the Staff’s comments.

Dilution, page 37

32.	Quantify the further dilution to new investors that will occur upon exercise of your stock options that will be outstanding immediately following the offering.

The Company has revised the disclosure to insert a placeholder on page 32 for the amount of additional dilution to new investors that would occur if all stock options outstanding at the time of completion of the offering were exercised. The Company will revise the prospectus to disclose this amount as soon as such information can be determined.

Management’s Discussion and Analysis, page 52

33.	Refer to the discussion of the historical financial statements on page 24. We note that the historical financial statements of RCM and NCN include screen access charges at different rates that those in effect after the formation of NCM LLC and that the rates will change again after completion of the financing transaction and reorganization. Please revise management’s discussion and analysis to discuss the comparative historical financial statements, explaining any differences in revenues and expenses in light of these changes, rather than only discussing total advertising contract value and total operating expenses. Please expand the discussion so that the reader can fully understand the impact of the changing related party agreements and the related revenues and expenses from period to period.

The Company has revised the management’s discussion and analysis section to include additional discussion of the historical financial statements to explain differences in revenues and expenses and the changes in related party agreements.

34.	Please include audited financial statements of the registrant, NCM, Inc. Also, disclose the relevant factors that you considered in determining the basis for consolidation of NCM LLC.

NCM Inc. has been incorporated but has not yet been capitalized. After it has been capitalized, audited financial statements will be provided by amendment. Disclosure of the Company’s basis for consolidation of NCM LLC has been added to Note 8 to the pro forma balance sheet on page 41.

Overview, page 52

35.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding the Overview section to address any known trends or uncertainties that could materially affect your results of operations in the future, such as trends in your industry, including declining attendance over the past several years; technological threats to your industry, including reduced or eliminated “release windows”; developments within your own corporate structure that might impact your revenue model and growth, such as the shift from quarterly to monthly payments under the exhibitor services agreements and the quantified impact of this shift; the increased debt load that will exist in connection with the new $725 million term loan; and the addition of the Century theatre circuit and the expected impact of this. These are examples only and are not meant to be exhaustive.

The Company has expanded the “Overview” section of the MD&A on pages 48-50 to include additional discussion of known trends, events, demands or uncertainties that could materially affect its results of operations in the future.

36.	Address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 23 regarding the increase in costs as a result of becoming a public company.

The Company has revised the disclosure in the MD&A on page 51 to address the expected changes due to its reorganization from a private company to a public company.

Results of Operations, page 57

37.	Include a discussion of net income (loss) for each period and the reasons for any material changes.

The Company has revised the “Results of Operations” section of the MD&A to discuss net income or loss for each period presented and the reasons for material changes.

Corporate History and Reorganization, page 66

38.	Please discuss the business reasons the founding members had in determining to use the current NCM LLC structure for their respective cinema advertising and meeting and events operations.

The Company has added language to the “Corporate History and Reorganization” section on page 64 discussing the founding members’ business reasons for utilizing the current NCM LLC structure.

Management, page 97

39.	Please provide Mr. Ferrera’s business description from October 2005 to May 2006.

The Company has revised Mr. Ferrera’s biography to include a description of his business experience from October 2005 to May 2006.

40.	Once you have determined who will be on the board of directors at the time of the offering, to which class of the board each director will belong, and on which committees each director will serve, revise your disclosure to include this information. Also, we remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule 438. Further, once you have determined your non-employee director compensation, please disclose it in the director compensation section.

The Company acknowledges the Staff’s comment and will identify additional board members, the class of directors to which each board member will be assigned, the composition of each board committee, and the details of non-employee director compensation as soon as such information becomes available. The Company hereby confirms that it will file consents for any persons to be named as directors who have not signed the Registration Statement.

Executive Compensation, page 101

41.	Under “NCM LLC Options” on page 104, you indicate that option holders will receive “IPO awards.” Please identify the recipients of these, the terms of the awards and the number of awards that will be granted.

The Company hereby confirms to the Staff that it will specify the terms of the grants, will identify the recipients of IPO awards, if any, and the number of such awards in the case of awards made to named executive officers, and will also specify the number of additional employees receiving awards and the aggregate number of such awards granted as soon as such information becomes available.

Certain Relationships and Related Party Transactions, page 110

42.	Under “Exhibitor Services Agreement (ESAs)” on page 110, please elaborate on the “certain financial performance” conditions that must be met to ensure automatic renewal.

The Company has revised the “Exhibitor Services Agreements” section on page 112 to address the Staff’s comment.

43.	Under “Payments” on page 112, elaborate on the costs associated with providing the services as mentioned in the last paragraph.

The Company has revised the “Payments” section on page 113 to provide additional details regarding the costs associated with providing the services under the exhibitor services agreements.

44.	Under “Equipment” on page 112, we note that NCM LLC will have to pay the costs associated with landline connections from NCM LLC to a founding member’s WAN. In your response letter, please tell us the likelihood that such a connection might have to be made, whether it has ever occurred, and the cost that such a connection might run.

The Company hereby advises the Staff that landline connections are currently in place from NCM LLC to all three of the founding members. The budgeted annual costs for fiscal 2007 for each connection are as follows:

•	AMC – $17,188;

•	Cinemark – $23,998; and

•	Regal – $41,235.

NCM LLC Operating Agreement, page 115

45.	Under “Distributions,” disclose who determines the amount of cash reserved and needed to meet the business needs of NCM LLC. Also disclose both here and in the liquidity section of management’s discussion and analysis the amount of cash that is restricted under the terms of all indebtedness that will be in effect after this offering.

The Company acknowledges the Staff’s comment and will provide the additional disclosure requested once these matters have been determined.

46.	Under “Adjustment of Membership Units” on page 116, further describe the mechanism for adjusting the number of membership units held by the founding members.

The Company acknowledges the Staff’s comment and will provide the additional disclosure requested once such mechanism has been determined.

47.	Clarify under “Preferred Unit Redemption Right” that NCM LLC intends to redeem all preferred units as part of the reorganization undertaken in connection with this offering.

The Company has clarified under “Preferred Unit Redemption Right” on page 119 and elsewhere in the prospectus that all the preferred membership units will be redeemed as part of the reorganization.

Tax Receivable Agreement, page 116

48.	Please confirm the cross-reference in the last bullet point, “Transactions with Founding Members—NCM LLC Operating Agreement—Common Unit Redemption Right.”

The Company hereby advises the Staff that this cross-reference refers to a section of disclosure that the Company intended to add to the prospectus, but which was not included in the initial filing of the Registration Statement. The “Common Unit Redemption Right” section has been inserted at page 119 of Amendment No. 1 and the cross-reference is now correct.

Digital Cinema Services Agreement, page 123

49.	Please elaborate as to the engagement letter you have with JP Morgan Securities.

The Company has revised the disclosure under “Digital Cinema Services Agreement” on page 127 and elsewhere in the prospectus to clarify that the engagement letter will be assigned to an unrelated entity prior to the completion of the offering.

Principal Stockholders, page 124

50.	You indicate that no shares of common stock subject to options are currently exercisable or exercisable within 60 days. Please confirm that this statement extends to the IPO awards and/or other equity incentive plan options to be issued or otherwise already outstanding or to be issued “in substitution” as a result of this offering.

The Company hereby confirms to the Staff that this statement applies to all IPO awards and other equity incentive plan options to be issued or otherwise already outstanding or to be issued “in substitution” as a result of the offering.

51.	We note from footnote one that the NCM LLC common membership units are redeemable at your option for shares of common stock on a one-for-one basis or a cash payment equal to the market price of one share or any combination of cash and stock. Please provide additional footnote disclosure indicating the number and percentage of shares of common stock each member would receive if its units were redeemed by you in full. Please also clarify whether redemption is solely at your option or whether only the payment method is. Finally, disclose in the certain relationships section the factors you will consider in determining whether to redeem the common units.

The Company has added the requested disclosure on page 128 indicating the number and percentage of shares of the Company’s common stock that each member would receive if its units were redeemed in full for shares of common stock. The Company also has revised the disclosure to clarify that redemption is at the member’s option and the payment method is at the Company’s option. The Company has not added disclosure to the “Certain Relationships and Related Party Transactions” section in response to this comment because redemption is not at the Company’s option.

Underwriting, page 136

52.	Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by the founding members before the lock-up period’s expiration.

The Company has revised the “Underwriting” section to add the requested disclosure on page 141.

Financial Statements - National CineMedia, LLC

Note 1 - The Company and Basis of Presentation, page F-7

53.	We note that you recorded the assets and liabilities of Regal and NCN at historical cost. However, we also note that NCN was deemed to be the acquired company. In this regard, tell us why you did not apply purchase accounting to the acquisition of NCN.

NCN was identified as an “acquired company” under Regulation S-X Rule 3-05, “Financial Statements of Businesses Acquired or to be Acquired” for purposes of determining the historical financial statements required to be included in the Company’s Registration Statement. For GAAP financial reporting purposes, however, joint venture accounting was applied, resulting in assets and liabilities being contributed at historical book values.

54.	Refer to page 6. We note that the Founding Members are to receive compensation for the modification of payment obligations under ESAs. Please disclose these modifications as a subsequent event or provide an accounting policy for recognition of this expense.

The Company has added disclosure about the planned modification of the exhibitor services agreement and the accounting therefore to Note 15 on page F-24 to the NCM LLC/RCM financial statements.

55.	Refer to page 19. We note that the ESAs can be terminated. Please expand the disclosure on page F-8 to explain the termination provisions of the ESAs.

The Company has revised the disclosure on page F-8 to explain the termination provisions of the current exhibitor services agreements.

Note 2—Summary of Significant Accounting Policies, page F-9

56.	Please expand your revenue recognition policy on page F-9 to describe the Administrative fees and how they relate to the Legacy Contracts.

The Company has revised its accounting policy on page F-9 to address the Staff’s comment.

57.	Please expand your accounting policy for Operating Costs on page F-9 to include a description of the circuit share expenses.

The Company has revised its accounting policy on page F-10 to address the Staff’s comment.

58.	We note on pages F-25 and 56 that circuit share expenses are a percentage of revenue. Tell us in detail your basis for recording revenues gross of the related party circuit share expense.

The Company records revenue gross of circuit share expense because advertising revenue is earned through contracts with unrelated third party customers. Specifically, under Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, it is the Company’s judgment that the indicators listed within the Issue point towards gross reporting, including the fact that (a) the Company is the primary obligor in the arrangement, (b) the Company has complete latitude in establishing price, (c) the Company entirely performs the service, and (d) the Company has credit risk with the end customer. The Company does not act as an agent for the theatre circuits in entering into contracts with advertisers. While the circuit share expense is computed as a percentage of revenue per the exhibitor services agreements between the founding members and the Company, there is no contractual relationship between the theatre circuits and the advertisers.

59.	Please revise to include an accounting policy for Amounts due to Members.

The Company has revised its accounting policy on page F-10 to address the Staff’s comment.

Note 9 - Stock Option Plan, page F-16

60.	Refer to the discussion of equity awards on page 105. Expand Note 9 to explain the financial statement impact of additional equity awards of options or restricted units at the time of the IPO. Also, tell us how these additional awards were reflected in the pro forma financial information.

The Company has revised Note 12 on page F-21 and F-22 in response to the Staff’s comment. The Company acknowledges the Staff’s comment regarding the reflection of the IPO awards in the pro forma financial information and will provide the additional disclosure once the IPO awards, if any, have been determined.

61.	Refer to page F-27. Tell us how you computed the estimate of equity value based on your expected pricing of the IPO.

As the NCM LLC unit options were issued in contemplation of an IPO, the Company has determined the fair value of the options based on the estimated equity fair value of NCM LLC, as derived from the IPO pricing. The estimate of equity fair value was calculated by (i) applying the estimated multiple of EBITDA that will be used in pricing the IPO, determined from our ongoing discussions with our investment bankers, to our estimate of 2007 EBITDA, to arrive at enterprise value, and then (ii) subtracting the estimated senior secured term debt expected to be outstanding at the consummation of the offering, to arrive at equity value.

62.	We note on page F-34 that office closure expenses and restructuring charges are excluded from the NCN financial statements. Please tell us what the disclosure represents and how it relates to the office closure expense and restructuring charge for NCN on page F-30.

The restructuring charges recorded by NCN in March 2005 relate to one-time termination benefits in connection with the contemplated formation of NCM LLC, and were accrued as of that date in accordance with SFAS No. 146. The excluded charges discussed in the last paragraph of the “Office Closure Expense and Restructuring Charges” section of Note 2 to NCN’s financial statements were incurred after the contribution of the business of NCN to NCM LLC. After considering the Staff’s comment, the Company has concluded that the paragraph commented on was not necessary and was confusing, and the paragraph has been deleted.

Financial Statements - National CineMedia, Inc.

63.	We note on page F-25 that circuit share expenses are a percentage of revenue. Tell us the basis for recording revenues gross of the related party circuit share expense.

Please see the Company’s response to comment 58.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc:	William Bennett
Cheryl Grant
Claire DeLabar
Terry French
Ralph E. Hardy
Mark Wehrle
Casey T. Fleck
Nicholas P. Saggese